Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: October 07, 2021

Broadband Startup Starry Going Public Via SPAC

Bloomberg TV

October 7, 2021

Link

Emily Chang: Chet, you are a familiar face on this show. You have a long history of trying to take on the TV industry with video streaming and Aereo and you were a guest on this program many times, so I’m curious what learnings you took from that experience with Starry.

Chet Kanojia: You know I think we were – I mean you could argue that we started the entire streaming thing because we were first provider that figured out how to do live television and now that is sort of the norm and then – I think we took great comfort and that we protected where the market was going to go. We also understood that I think cord-cutting was real and that there is a real subscriber demand for what I would call a simplified product, and whether it’s internet access, or television or anything along those lines. You know, a more modernized version, because today, you know, the incumbent experience is incredibly antiquated and just disappointing for most consumers, and it’s largely a function of lack of competition.

Emily Chang: Amish, why is FirstMark behind this and what do you think sets Starry apart from other internet providers?

Amish Jani: Yeah so, we’ve been investors in disruptive technology spaces for a long time. I think the first thing that we look at are management teams. Whether it was Toby at Shopify, Ben at Pinterest, Jason at DraftKings, it’s founders that can drive innovation and long-term disruption in the markets. We’ve got a 20-year history with Chet and the team here and we’re extraordinarily excited about their ability to execute. We’ve seen it happen in action and we think they are a great team to back, number one. Number two, they are vertically integrated, which is different than any other service provider out there. They’ve built all of their technology from the ground up: chips, equipment, software, even the router is designed by Starry. So that gives them the ability to control the experience from end to end and gives them deep R&D moats. And then the third thing is the market. Clearly this is a massive market, it’s a near monopolistic market. It’s one of the most important resources one can have access to in terms of broadband and we think it’s ripe for disruption.

Emily Chang: Chet, how is the experience actually different for users? If I have Starry, what does that mean in terms of my experience?

Chet Kanojia: So Emily, it starts when you even order the product because we actually show up within a 30-minute window of when you want it, versus I’ll come between Monday and Friday at 4:00 between 8:00 and 12:00, or whatever that happens to be. So the experience really starts there. Second, at a technological or experiential level it’s a network that we can control up and down, so we can offer you different types of capabilities with uplink and downlink, low latency. And as Amish mentioned, the wireless devices are designed by us as well, so you are getting a fully managed network at home. So think really IT, you know – world-class sort of IT experience built in for residential broadband consumers, which is going to be increasingly more and more important as your collaboration software consumption needs increase and you need a better low latency network. So all of those are long-term trends that are going to, you know, pull us towards networks that are what I will call application sensitive versus just dumb pipes moving bits. And really the technology – what we’ve down is really built architected network that’s application sensitive and ultimately we deliver a better experience with that.

Emily Chang: You currently cover 4.7 million homes across six markets. Amish, what is the ambition here? I mean, is the hope for this to be like the Uber of transportation or the Airbnb of travel and how does Starry get there?

Amish Jani: Yeah absolutely, I mean the goal is to fundamentally disrupt the experience and to launch across the U.S. and ultimately internationally. And I think our coverage with the existing spectrum that we have covers over 40 million homes, and our ambition is to go after that and go build towards that.

Emily Chang: Chet, the competition is, you know, pretty big time. You’re competing with SpaceX, you’re competing with Amazon and their Kuiper satellite networks. What do you have on them?

Chet Kanojia: So, it’s interesting – capacity matters in this business, so think about what’s really happening, right. You’re competing against cable, which is the largest incumbent, and they have about a gigahertz worth of spectrum. And none of these other technologies or approaches really any come anywhere close to providing the experience that a customer really needs in any kind of density, right. So those technologies that you mentioned are appropriate for what I would call remote applications – you’ve got a house in, you know, in the middle of nowhere, on a prairie, or a vacation home, that all works great. But when you’re in metropolitan areas or dense suburbs, that is when you need a lot of capacity, and your competition is coax and fiber, and for the most part it’s just coax. So this is a technology that’s designed for density, population centers where people live.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Starry Holdings, Inc. (“Starry Holdings”), a newly formed subsidiary of Starry, Inc. (“Starry”), will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). The Form S-4 will include a proxy statement of FirstMark Horizon Acquisition Corp. (“FirstMark”) and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

Participants in Solicitation

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark’s stockholders in connection with the business combination will be included in the proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

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